UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 11-K

(Mark One)
|X|	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 OR

|_|	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ___________________ to ___________________

Commission File Number 000-28536

New Century Equity Holdings Corp.
401(k) Savings & Investment Plan

NEW CENTURY EQUITY HOLDINGS CORP.
10101 Reunion Place, Suite 970
San Antonio, Texas 78216

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN INDEX TO FINANCIAL STATEMENTS

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Unaudited Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	3

Unaudited Statements of Changes in Net Assets Available for Benefits for
the Years Ended December 31, 2003 and 2002	4

Notes to Unaudited Financial Statements	5

Supplemental Schedules:

Schedule I - Schedule of Assets Held for Investment Purposes as of
December 31, 2003 (Unaudited)	8

Signatures	9
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NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN UNAUDITED STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2003	2002
ASSETS

Investments, at fair value:
Alger MidCap Growth Fund	$58,478	$31,083
American Century Equity Growth Fund	51,465	56,874
Goldman Sachs Financial Money Market Fund	4,189	1,055
Goldman Sachs Trust Small Cap Value Fund	18,064	—
Janus Advisor Growth Fund	104,349	66,802
Lord Abbett Securities Trust Growth & Income Trust Fund	22,659	—
MFS Research Fund	54,220	34,047
MFS Total Return Fund	16,760	19,408
New Century Equity Holdings Corp. Common Stock	—	—
Putnam Capital Opportunities Fund	69,418	54,820
Putnam International New Opportunities Fund	828	902
Putnam Voyager Fund	4,073	20,129
Royce Fund Opportunity Fund	49,134	—

Total investments, at fair value	453,637	285,120

Cash	—	—

Total assets	453,637	285,120

LIABILITIES

Excess contributions payable	—	(2,000)

Net assets available for benefits	$453,637	$283,120

The accompanying notes are an integral part of the financial statements. 3

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN UNAUDITED STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2003	2002
Additions to net assets available for benefits:

Investment income (loss):
Net appreciation in fair value of investments	$103,903	$—

Contributions:
Employee	41,736	41,676
Employer	31,023	29,822

Total contributions	72,759	71,498

Total additions to net assets available for benefits	176,662	71,498

Deductions from net assets available for benefits:

Investment income (loss):
Net depreciation in fair value of investments	—	(112,513)

Benefits paid to participants	(6,145)	(186,349)

Total deductions from net assets available for benefits	(6,145)	(298,862)

Net additions (deductions) in net assets available for benefits	170,517	(227,364)

Net assets available for benefits:
Beginning of year	283,120	510,484

End of year	$453,637	$283,120

The accompanying notes are an integral part of the financial statements. 4

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note 1. Plan Description

        The following description of the New Century Equity Holdings Corp. (the “Company”) 401(k) Savings & Investment Plan (the “Plan”), established on November 1, 2000, provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan’s provisions.

General

        The Plan is a defined contribution plan covering all eligible employees of the Company and its subsidiaries. Frost National Bank is the Plan administrator and two officers of the Company are the Plan’s trustees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Eligibility

        An employee is eligible to join the Plan upon completion of six months of employment and attaining the age of 21. Eligible employees may enter the Plan on the earliest of January 1, April 1, July 1 or October 1, after fulfillment of the eligibility requirements.

Contributions

        Each year, participants may elect to contribute up to 15% of their total eligible compensation, as defined in the Plan. Participants may contribute amounts representing distributions from other qualified plans, provided that the trust from which such funds are transferred permits such transfers and the transfer does not jeopardize the tax-exempt status of the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers twelve mutual funds and New Century Equity Holdings Corp. Common Stock as investment options for participants. The Company contributes 100% of the first 5% of compensation, as defined in the Plan, that a participant contributes to the Plan. The matching Company contribution is invested in the same investment fund(s) and in the same proportion as the participant’s current investment options. The Company may make discretionary contributions to the Plan, subject to certain limitations. During the years ended December 31, 2003 and 2002, the Company did not make additional discretionary contributions to the Plan.

Participant Accounts

        Each participant’s account is credited with the participant’s contributions, the matching Company contribution and an allocation of the Plan’s earnings or losses. The allocation of earnings or losses is based on the participant account balances, as defined in the Plan.

Vesting

        Participants are immediately vested in their participant accounts, including their contributions, the matching Company contribution and earnings and losses thereon.

Loans

        Participants may borrow from their participant account a minimum of $1,000 up to a maximum equal to $50,000 or 50% of their participant account, whichever is less. The loans are secured by the balance in the participant account and bear interest at rates commensurate with local prevailing interest rates. Principal and interest are paid ratably through regular payroll deductions. There were no loans outstanding as of December 31, 2003 and 2002.

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Payment of Benefits

        Terminated participants may elect to receive a lump-sum distribution equal to the participant’s vested account balance or defer the distribution of their benefits until a future date; however, that future date cannot be later than April 1 of the calendar year following the calendar year in which the participant reaches the age of 70½. If the participant’s vested account balanced is less than $5,000, the participant may not defer the distribution.

Plan Amendments

        The Company has the right to amend the Plan at any time. However, no amendment, change or modification may deprive a participant of any vested benefits under the Plan.

Plan Termination

        Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA, as amended. In the event of Plan termination, participants become 100% vested in their accounts.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

        The financial statements of the Plan are prepared under the accrual basis of accounting. Benefits paid to participants are recorded when paid.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures. Actual results could differ from those estimates.

Investments

        Investments are valued at quoted market prices as of year-end. Investment transactions are recognized on the trade date (the date the order to buy or sell is executed). The cost of investments sold is based on the average purchase price. Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses incurred during the year.

Risks and Uncertainties

        The Plan provides for investments in mutual funds and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

Plan Administration

        The Company pays for expenses incident to the administration of the Plan. During the years ended December 31, 2003 and 2002, the Company incurred approximately $8,100 for each year in expenses related to the administration of the Plan.

Note 3. Federal Income Taxes

        The Internal Revenue Service has determined and informed the Plan administrator that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended (IRC). The Plan administrator believes the Plan is currently being operated in compliance with the applicable requirements of the IRC; therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

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Note 4. Party-In-Interest Transactions

        Certain Plan investments are shares of common stock of the Company and qualify as party-in-interest transactions.

Note 5. Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003 and 2002 to Form 5500:

Net assets available for benefits per financial statements	$453,637	$283,120
Excess contributions payable	—	2,000

Net assets available for benefits per Form 5500	$453,637	$285,120

For the years ended December 31, 2003 and 2002, benefits paid to participants per the financial statements agree to the Form 5500. 7
Schedule I

NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
Alger Group	Alger MidCap Growth Fund	*	$58,478

American Century Investments	American Century Equity Growth Fund	*	51,465

Goldman Sachs Asset	Goldman Sachs
Management Group	Financial Money Market Fund	*	4,189

Goldman Sachs Asset	Goldman Sachs Trust
Management Group	Small Cap Value Fund	*	18,064

Janus	Janus Advisor Growth Fund	*	104,349

	Lord Abbett Securities Trust
Lord Abbett & Company	Growth & Income Trust Fund	*	22,659

MFS Family of Funds	MFS Research Fund	*	54,220

MFS Family of Funds	MFS Total Return Fund	*	16,760

Putnam Funds	Putnam Capital Opportunities Fund	*	69,418

	Putnam International
Putnam Funds	New Opportunities Fund	*	828

Putnam Funds	Putnam Voyager Fund	*	4,073

Royce Funds	Royce Fund Opportunity Fund	*	49,134

	Total Assets Held for Investment Purposes		$453,637

* Cost omitted for participant-directed investments 8

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	NEW CENTURY EQUITY HOLDINGS CORP. 401(k) SAVINGS & INVESTMENT PLAN By /s/ STEVEN J. PULLY —————————————— Steven J. Pully Trustee By /s/ JOHN P. MURRAY —————————————— John P. Murray Trustee

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